United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

AuRico Gold Inc.

(Name of Subject Company (issuer))

AuRico Gold Inc. (Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Shares, No Par Value

(Title of Class of Securities)

05155C105

(CUSIP Number of Class of Securities)

AuRico Gold Inc.

Attention: Trent C. A. Mell
Executive Vice President, Corporate Affairs

110 Yonge Street, Suite 1601

Toronto, Ontario, M5C 1T4

CANADA

(647) 260 - 8880

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Andrew Grossman

Norton Rose Canada LLP

Suite 3800, Royal Bank Plaza, South Tower

200 Bay Street

Toronto, Ontario, M5J 2Z4

(416) 216-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(1)
Not Applicable	Not Applicable

(1) In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached as Exhibit 99.1 to this Schedule TO is a press release made by AuRico Gold Inc. (“AuRico”) on December 17, 2012 announcing a tender offer (the “Offer”) to holders of AuRico shares (the “Shares”), as further described in the press release.

The press release is for informational purposes only, and does not constitute an offer to buy or the solicitation of an offer to sell any Shares. The Offer has not yet commenced. When the Offer has commenced, AuRico will file a tender offer statement on Schedule TO with the SEC. Shareholders should read the tender offer statement on Schedule TO, together with the other related materials included in the tender offer statement, when those materials become available, as those materials will contain important information about the Offer. The offer to purchase and issuer bid circular, the related letter of transmittal and certain other documents included in the tender offer statement will be delivered without charge to all shareholders.

In addition, shareholders will be able to obtain the written materials described above, and other documents filed by AuRico with the SEC, free of charge from the SEC’s website at www.sec.gov. Shareholders may also obtain free copies of the documents filed by AuRico with the SEC by directing a written request to: AuRico Gold Inc., 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4, Canada, Attention: Investor Relations.

Item 12. Exhibits

Exhibit No.	Description(1)
99.1	Press release announcing the tender offer, dated December 17, 2012

2